UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of August 2024

Commission File Number: 001-38904

FLEX LNG Ltd.
(Translation of registrant's name into English)

Par-La-Ville Place
14 Par-La-Ville Road
Hamilton
Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

    Attached hereto as Exhibit 99.1 is the interim financial information of FLEX LNG Ltd. for the second quarter and three months ended June 30, 2024.

SIGNATURES
    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FLEX LNG Ltd. (registrant)
By:	/s/ Oystein Kalleklev
Name: Oystein Kalleklev
Title: Chief Executive Officer of Flex LNG Management AS (Principal Executive Officer of FLEX LNG Ltd.)
Date: August 14, 2024